May 13, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

ZBB Energy Corporation
Amendment No. 2 to Registration Statement on Form S-3
File No. 333-156941

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of ZBB Energy Corporation (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on May 13, 2009, or as soon thereafter as is practicable.

In requesting acceleration as described above, the undersigned, on behalf of the Company, acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert this action as defense in any proceeding indicated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ZBB ENERGY CORPORATION

/s/ Scott W. Scampini

Scott W. Scampini

Executive V.P. & Chief Financial Officer

CC:

Rob Parry

N93 W14475 Whittaker Way	A.R.B.N. 082 338 789	P.O. Box 2047
Menomonee Falls WI 53051		Kardinya WA 6163
Tel: (262) 253 9800 Fax: (262) 253 9822		240 Barrington Street
Email: zbbtec@zbbenergy.com		Bibra Lake WA 6163
Tel: (08) 9494 2055 Fax: (08) 9494 2066
Email: info@zbbenergy.com
www.zbbenergy.com